UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2020

ACELRX PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35068	41-2193603
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

351 Galveston Drive
Redwood City, CA 94063
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (650) 216-3500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	ACRX	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On March 15, 2020, AcelRx Pharmaceuticals, Inc., a Delaware corporation (“AcelRx”), Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase”) and Consolidation Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of AcelRx (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into Tetraphase (the “Merger”), with Tetraphase continuing as the surviving corporation and an indirect wholly-owned subsidiary of AcelRx.

The board of directors of AcelRx (i) determined that the terms of the Merger are fair to, advisable and in the best interest of AcelRx and its stockholders, and (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and approved the Merger and the other transactions contemplated thereby.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Tetraphase issued and outstanding immediately prior to the Effective Time (other than shares owned by AcelRx, Merger Sub or Tetraphase or any direct or indirect wholly-owned subsidiary of AcelRx or Tetraphase or by stockholders of Tetraphase who have exercised and perfected their statutory rights of appraisal under Delaware law) will be automatically converted into the right to receive (a) 0.6303 (subject to adjustment as set forth below, the “Exchange Ratio”) of a share of common stock, par value $0.001 per share, of AcelRx (the “AcelRx Common Stock”), plus (b) one contractual contingent value right (a “CVR”) to receive the consideration set forth in the CVR Agreement (as defined below) (the Exchange Ratio and CVR together, the “Merger Consideration”), plus (c) any cash payable in lieu of fractional shares of AcelRx Common Stock.

The Exchange Ratio will be adjusted to the extent the Company Net Cash (as defined in the Merger Agreement) is less than $5.0 million.

The Merger Agreement also provides that:

●	each option to purchase Tetraphase common stock, whether vested or unvested, will terminate at the Effective Time and will be of no further force and effect;

●

each unvested (i) restricted stock unit representing the right to vest in and be issued shares of Tetraphase common stock that vests in whole or in part contingent upon the attainment of one or more performance goals (“Company PRSU”), and (ii) each restricted stock unit representing the right to vest in and be issued shares of Tetraphase common stock that is not a Company PRSU (“Company RSU”) shall vest in full; and

●	each warrant to purchase shares of Tetraphase common stock shall be treated in accordance with its terms, or as modified in any Voting Agreement or Exchange Agreement (each as defined below) entered into with an applicable holder of such warrant.

AcelRx will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) in connection with its issuance of AcelRx Common Stock as the Merger Consideration. The Form S-4 will include a prospectus and a proxy statement filed by Tetraphase relating to a special meeting of Tetraphase’s stockholders to be held to vote on the adoption of the Merger Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, the adoption of the Merger Agreement by the holders of a majority of the Tetraphase common stock, the absence of any material adverse effect on Tetraphase or AcelRx occurring since the date of the Merger Agreement, the Form S-4 being declared effective by the SEC and a minimum Company Net Cash (as defined in the Merger Agreement) of $5.0 million.

The Merger Agreement includes representations and warranties customary for a transaction of this nature. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, each of AcelRx and Tetraphase have agreed to operate its business subject to operating covenants, as set forth more fully in the Merger Agreement. Tetraphase has also agreed (i) not to solicit, initiate or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a transaction that is an alternative transaction to the Merger, (ii) to call and hold a meeting of its stockholders and, subject to certain exceptions, (iii) to require the board of directors of Tetraphase to recommend to Tetraphase’s stockholders that they vote in favor of the adoption of the Merger Agreement.

The Merger Agreement includes customary termination provisions for both AcelRx and Tetraphase and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Tetraphase to accept and enter into a definitive agreement with respect to an unsolicited superior offer, Tetraphase will be required to pay a termination fee of an amount in cash equal to $810,000. Any such termination of the Merger Agreement by Tetraphase is subject to certain conditions, including its compliance with certain procedures set forth in the Merger Agreement and a determination by its board of directors that the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase board of directors to the Tetraphase stockholders under applicable law and the payment of the termination fee by Tetraphase. In addition, if the Merger Agreement is terminated by AcelRx or Tetraphase because the Merger Agreement is not adopted by the Tetraphase stockholders at the meeting for a final vote on the proposal to adopt the Merger Agreement, Tetraphase will reimburse AcelRx up to $200,000 in transaction expenses.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement and the foregoing description of the Merger Agreement have been included to provide investors and stockholders with information regarding its terms. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules that the parties have exchanged. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts and circumstances of AcelRx or Tetraphase at the time they were made and should only be read in conjunction with the entirety of the factual disclosure about AcelRx or Tetraphase in public reports, statements and other documents filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AcelRx or Tetraphase’s public disclosures.

Contingent Value Rights Agreement

       At or prior to the Effective Time, AcelRx will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to AcelRx and Tetraphase governing the terms of the CVRs. The CVRs represent an aggregate right to receive up to $12.5 million, without interest and less any applicable withholding taxes, in contingent consideration, conditioned upon the achievement of specified levels of annual net sales of XERAVA as follows:

●	a one-time payment of $2.5 million upon the achievement of specified annual net sales of XERAVA in 2021;

●	a one-time payment of $4.5M upon the achievement of specified annual net sales of XERAVA in any calendar year ending on or before December 31, 2024;

●	a one-time payment of $5.5M upon the achievement of specified annual net sales of XEVARA in any calendar year ending on or before December 31. 2024.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net sales of XERAVA and do not necessarily reflect anticipated net sales of XERAVA. There can be no assurance that such levels of net sales will occur or that any or all of the payments in respect of the CVRs will be made.

AcelRx may elect to pay such contingent consideration in AcelRx Common Stock or cash, provided however that the total number of shares of AcelRx Common Stock issuable as Merger Consideration, including the CVRs, will not exceed 19.9% of the total number of shares of AcelRx Common Stock that are issued and outstanding immediately prior to the execution of the Merger Agreement and certain other conditions described in the CVR Agreement.

The right to such contingent consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of CVR Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Voting Agreements and Exchange Agreement

 In connection with the Merger Agreement, certain stockholders of Tetraphase representing approximately 31% of the voting power of Tetraphase entered into separate voting agreements (each, a “Voting Agreement”) with AcelRx whereby each stockholder agreed, among other things, to vote the shares of Tetraphase common stock beneficially owned by such stockholder in favor of adoption of the Merger Agreement and against any acquisition proposal or the liquidation or dissolution of Tetraphase, as well as such other matters set forth in the Voting Agreement. Each Voting Agreement also contains restrictions on transfer that, subject to limited exceptions, prevent such stockholder from transferring its shares of Tetraphase common stock. Each Voting Agreement terminates upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, (c) any amendment to the Merger Agreement that reduces the amount, or changes the form, of consideration payable to such stockholder in the transactions contemplated under the Merger Agreement, imposes additional restrictions on such stockholder or otherwise materially and adversely impacts such stockholder, (d) a Company Adverse Change in Recommendation (as defined in the Merger Agreement by the Tetraphase board and (e) upon mutual written agreement of AcelRx and such stockholder.

Pursuant to the Voting Agreements and the Exchange Agreement, each equityholder that is a party thereto has agreed to (i) exchange certain outstanding Tetraphase common stock warrants for a fixed number of shares of AcelRx Common Stock and (ii) exchange certain outstanding Tetraphase pre-funded common stock warrants for a specified percentage of the Merger Consideration.

The foregoing description of the Voting Agreements and Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement and form of Exchange Agreement, which are filed as Exhibits 10.2 and 10.3 to this Current Report on Form 8-K and are incorporated herein by reference.

Co-Promotion Agreement

On March 15, 2020, AcelRx entered into a Co-Promotion Agreement (the “Co-Promotion Agreement”) with Tetraphase, pursuant to which AcelRx agreed to detail and promote Tetraphase products, and Tetraphase agreed to detail and promote AcelRx products. The co-promotion activities will be overseen by a joint marketing and sales committee, which will be responsible for developing marketing plans for the products, provided, that each party will be responsible for developing the marketing strategy for, creating the promotional materials for, and handling sales and distribution of, its own products.

The Co-Promotion Agreement has a five-year term, unless terminated earlier pursuant to the terms of the Co-Promotion Agreement. Each party may terminate the Co-Promotion Agreement upon a 15-month notice period (which may be reduced in the event of a change of control of the other party). Additionally, either party may terminate the Co-Promotion Agreement in the event of an uncured material breach or insolvency event of the other party and in the event of other specified circumstances relating to the other party’s products, such as safety.

In the event of a change of control of either party, the other party under certain circumstances will have the right to receive a low double-digit royalty on net sales of the change of control party’s products for a specified period of time (but not to exceed eighteen months).

The foregoing description of the Co-Promotion Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Co-Promotion Agreement, which is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events.

On March 16, 2020, AcelRx issued a press release announcing the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 15, 2020, by and among the Registrant, Tetraphase and Merger Sub

10.1	Form of CVR Agreement

10.2*	Form of Voting Agreement

10.3*	Form of Exchange Agreement

10.4*	Co-Promotion Agreement, dated as of March 15, 2020, by and between the Registrant and Tetraphase

99.1	Press Release dated March 16, 2020

*	Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements, including, but not limited to, statements related to anticipated changes in the business environment in which AcelRx operate and in AcelRx’s future prospects or results, statements relating to AcelRx intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future, or statements relating to the consummation of the Merger Agreement and the other transactions described above and the potential benefits of such transactions. These statements may be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or the negative of these words or other comparable terminology. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied by such statements, including the risk that AcelRx may not be able to close the acquisition of Tetraphase or achieve the expected benefits and cost synergies from the transactions. In addition, such risks and uncertainties may include, but are not limited to, those described in AcelRx’s annual, quarterly and current reports (i.e., Form 10-K, Form 10-Q and Form 8-K) as filed or furnished with the SEC. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date such statements were first made. AcelRx’s SEC reports are available at www.acelrx.com under the “Investors” tab. Except to the extent required by law, AcelRx undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

In connection with the proposed transaction between AcelRx and Tetraphase, AcelRx will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of AcelRx and will also contain a proxy statement of Tetraphase. AcelRx and Tetraphase also plan to file other relevant documents with the SEC regarding the proposed transactions. After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Tetraphase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by AcelRx or Tetraphase with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AcelRx will be available free of charge within the Investors section of AcelRx’s website at http://ir.acelrx.com. Copies of the documents filed with the SEC by Tetraphase will be available free of charge within the Investors section of Tetraphase’s website at https://ir.tphase.com/investor-relations.

Participants in the Solicitation

Each of AcelRx and Tetraphase and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about AcelRx’s directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 14, 2019. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. When available, investors may obtain free copies of these documents from AcelRx or Tetraphase as indicated above.

No Offer or Solicitation

This communication is being made in respect of the proposed transaction involving AcelRx and Tetraphase. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2020	ACELRX PHARMACEUTICALS, INC.

	By:	/s/ Raffi Asadorian
Raffi Asadorian
Chief Financial Officer